David W. Freese

Partner

+1.215.963.5862

david.freese@morganlewis.com

October 13, 2023

FILED AS EDGAR CORRESPONDENCE

Mindy Rotter, Esq., CPA

David P. Matthews, Esq .

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response Letter to Comments on Form N-14 for Bishop Street Funds (File No. 333-274501)

Dear Ms. Rotter and Mr. Matthews:

On behalf of our client, Bishop Street Funds (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s registration statement on Form N-14 (the “Registration Statement”), filed on September 13, 2023, with respect to the reorganization (the “Reorganization”) of the Hawaii Municipal Fund (the “Target Fund”), a series of Lee Financial Mutual Fund, Inc. (the “Target Company”), into the Hawaii Municipal Bond Fund (the “Acquiring Fund”, and together with the Target Fund, the “Funds”), a series of the Trust.

Below, we have briefly summarized your comments and questions, and provided responses based on information provided by the Trust, Bishop Street Capital Management (“Bishop Street”), the Target Company and Lee Financial Group Hawaii, Inc. (“Lee Financial”), as appropriate. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement. To the extent comments received from the Office of the Chief Accountant and the Disclosure Review Office are the same, they are provided in response to the comments under the Office of the Chief Accountant section only to avoid duplication.

Comments from the Office of the Chief Accountant

1.	Comment. Please consider disclosing the estimated reorganization costs that Bishop Street and Lee Financial each expects to pay in the “Summary of Key Information” section of the Proxy Statement/Prospectus and the “Supplemental Financial Information” section of the Statement of Additional Information (“SAI”). Please also supplementally disclose these estimated reorganization costs.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Mindy Rotter, Esq., CPA

David P. Matthews, Esq.

October 13, 2023

Response. The Trust respectfully declines to disclose Bishop Street’s and Lee Financial’s respective reorganization costs in the Proxy Statement/Prospectus and SAI because such disclosures are not required by Form N-14 and shareholders will not bear such costs. While it cannot be determined with certainty, Bishop Street and Lee Financial expect their collective Reorganization costs will be less than $250,000.

2.	Comment. Please supplementally confirm that the fees presented in the “Comparison of Fund Fees and Expenses” section of the Proxy Statement/Prospectus represent current fees in accordance with Item 3 of Form N-14.

Response. The Target Company and the Trust each confirm that the fees presented in the “Comparison of Fund Fees and Expenses” section of the Proxy Statement/Prospectus represent current fees in accordance with Item 3 of Form N-14.

3.	Comment. The disclosure under the heading “Summary of Key Information - How do the Funds’ fees and expenses compare? - Expense Limitation Agreement with Respect to the Acquiring Fund” notes that Lee Financial does not have a contractual expense limitation agreement in place with the Target Fund. Please supplementally confirm that Lee Financial has no right to recoup the fees waived and expenses reimbursed with respect to the Target Fund after the Reorganization.

Response. Lee Financial supplementally confirms that it has no right to recoup the fees waived and expenses reimbursed with respect to the Target Fund after the Reorganization.

4.	Comment. Please revise the capitalization table in the “Other Matters” section of the Proxy Statement/Prospectus via a Rule 497 filing to include the total net assets of the Acquiring Fund, inclusive of both Class A Shares and Class I Shares, as of August 18, 2023. Please also supplementally provide this revised disclosure.

Response. The Trust has included a new, second footnote to the capitalization table stating: “The total net assets of the Acquiring Fund, inclusive of both Class A Shares and Class I Shares, was $107,954,070 as of August 18, 2023.”

5.	Comment. Please supplementally disclose the approximate percentage of the Target Fund’s portfolio that will be sold due to portfolio repositioning in connection with the Reorganization. Please also supplementary discuss whether such repositioning is voluntary or forced.

Mindy Rotter, Esq., CPA

David P. Matthews, Esq.

October 13, 2023

Response. During the time since the Registration Statement was filed, the Target Fund has determined that no portfolio repositioning will occur prior to the close of the Reorganization. Accordingly, the related disclosure in the Registration Statement has been deleted.

6.	Comment. In the “Supplemental Financial Information” section of the Statement of Additional Information, please disclose via a Rule 497 filing that the Acquiring Fund is the performance survivor of the Reorganization. Please also supplementally provide this revised disclosure.

Response. The final sentence of the “Supplemental Financial Information” section has been revised to read: “The Acquiring Fund will be the accounting survivor and the performance survivor of the Reorganization.”

Comments from the Disclosure Review Office

7.	Comment. We note that both Funds invest in Hawaii municipal securities and are aware of the devasting impact that resulted from the wildfires in Maui, Hawaii. It seems possible that both Funds may have, or have had, material investment exposure impacted by the wildfires. Please supplementally: (i) describe to what extent the Funds have been impacted by the wildfires with respect to liquidity, valuation and risk/return profiles; and (ii) discuss whether each Fund’s respective board of trustees or directors (as applicable) and adviser considered the impact of the wildfires in deciding to approve and recommend the Reorganization.

Response. The meeting of the Target Company Board where the Target Company Board considered the approval of the Reorganization occurred before the wildfires. Accordingly, the wildfires were not a consideration of the Target Company Board in approving the Reorganization. Lee Financial does not believe that the impact of the Maui, Hawaii wildfires to the Target Fund’s portfolio have been material. Liquidity has not been impacted and Lee Financial believes valuations have been reflective of the then current market conditions. Lee Financial notes that the Target Fund continues to hold Hawaiian Electric bonds but such holdings have been decreased to reduce its risk.

At its meeting at which it approved the Reorganization, the Acquiring Trust Board asked representatives of Bishop Street whether, as of such date, the wildfires materially impacted the market for Hawaiian bonds and were informed that the market had not been materially impacted as of such date. The Acquiring Trust Board took this information in account within the total mix of information it considered when determining whether to approve and recommend the Reorganization. During the time after that meeting, Bishop Street determined to sell all of the Acquiring Fund’s holdings in Hawaiian Electric, based on the impact of the wildfires on that holding that had occurred after the meeting.

8.	Comment. In the “Introduction” section of the Proxy Statement/Prospectus, please include a statement that Target Fund shareholders will receive Class A shares of the Acquiring Fund and explain any differences in the value per share as compared to the Target Fund. Alternatively, please include a statement that directs investors to a different section of the Proxy Statement/Prospectus containing this disclosure.

Response. The requested change has been made.

Mindy Rotter, Esq., CPA

David P. Matthews, Esq.

October 13, 2023

9.	Comment. On page (vii) of the Proxy Statement/Prospectus, please hyperlink each document that is incorporated by reference and provide each document’s respective file number under the Securities Act of 1933, as applicable.

Response. The requested changes have been made.

10.	Comment. In the “Summary of Key Information” section of the Proxy Statement/Prospectus, please include, where appropriate, a description or comparison of the relative total assets under management of all classes of the Target Fund and Acquiring Fund.

Response. The requested change has been made.

11.	Comment. In the “Summary of Key Information” section of the Proxy Statement/Prospectus, under the “What are the reasons for the proposed Reorganization?” heading, please: (i) expand the disclosure to address references to “changing investment landscape, various economic factors and escalating costs” in the shareholder letter from Terrence K.H. Lee, Chief Executive Officer of Lee Financial; and (ii) address the reasons why Lee Financial will seek to liquidate the Target Fund or search for a new reorganization partner if the Reorganization is not approved.

Response. The requested changes have been made.

12.	Comment. In the “Summary of Key Information” section of the Proxy Statement/Prospectus, under the “How do the Funds’ investment objectives, principal investment strategies and principal risks compare?” heading:

(i).	Please specifically discuss the impact on performance and taxation attributable to investments by the Acquiring Fund in non-Hawaiian bonds and instruments that pay income subject to the federal alternative minimum tax, differences between the Target Fund’s and Acquiring Fund’s respective concentration policies, and the Target Fund’s investments primarily in investment grade bonds versus the Acquiring Fund’s investments only in investment grade bonds.

Response. The Trust notes that to the extent that the differences between the Target Fund's and Acquiring Fund's respective principal investment strategies noted in this Comment impacted the performance or taxation of the Acquiring Fund or Target Fund, such impact would have depended on a variety of factors and prevailing market conditions during the times when the Funds held different types or amounts of investments. In response to this Comment, the Trust has added the following disclosure in the referenced section: “These differences in the principal investment strategies of the Acquiring Fund relative to the Target Fund, among other reasons, may cause the Acquiring Fund to have a different risk/return profile relative to the Target Fund.”

The Trust further notes that the current disclosure in the section titled “Summary of Key Information - How do the performance records of the Funds compare?” explains that the differences in performance between the Funds over time can be principally attributed to differences in expenses and portfolio duration. In response to this Comment, the Trust also has expanded upon this discussion and has further noted that other factors, such as the Acquiring Fund's principal investment strategy to invest in non-Hawaiian municipal bonds, may also have contributed to the differences in the performance of the Funds.

(ii).	Please define “investment grade.”

Response. The requested change has been made.

Mindy Rotter, Esq., CPA

David P. Matthews, Esq.

October 13, 2023

13.	Comment. In the “Summary of Key Information” section of the Proxy Statement/Prospectus, please conform the statement that current annual operating expenses of Investor Class Shares of the Target Fund are lower than the current annual operating expenses of Class A Shares of the Acquiring Fund with the statement that the Target Fund’s expense ratio has been historically higher than that of the Acquiring Fund.

Response. The requested change has been made. References to annual operating expenses have been clarified as “gross” or “net” as appropriate.

14.	Comment. In the “Summary of Key Information” section of the Proxy Statement/Prospectus, under the “Expense Limitation Agreement with Respect to the Acquiring Fund” subheading, please include a statement that the Acquiring Fund’s expense limitation agreement is not currently extended beyond April 30, 2024, and that the annual operating expenses of the Acquiring Fund will exceed those of the Target Fund if the expense limitation agreement is not extended beyond April 30, 2024.

Response. The noted disclosure has been revised to state that the expense limitation agreement “will automatically renew unless terminated in accordance with its terms” rather than “may be extended.” In response to this Comment, the following additional disclosure has been added: “If this agreement is terminated, the Acquiring Fund’s gross operating expenses beginning April 30, 2024 are likely to exceed the current gross operating expenses of the Target Fund. Bishop Street has no current intention of terminating this agreement.”

15.	Comment. In the “Summary of Key Information” section of the Proxy Statement/Prospectus, under the “Who will pay the costs of the Reorganization?” heading, please quantify the estimated amount of repositioning costs to be incurred in dollars and as a percentage of the Target Fund’s total net assets.

Response. As noted in response to Comment 5, during the time since the Registration Statement was filed, the Target Fund has determined that no portfolio repositioning will occur prior to the close of the Reorganization. Accordingly, the related disclosure in the Registration statement has been deleted.

16.	Comment. In the “Additional Information About the Funds” section of the Proxy Statement/Prospectus, please revise the comparative disclosures to highlight more prominently material differences between the Funds. The revised disclosure should allow investors to easily understand how the nature of their investment will change if the Reorganization is approved.

Mindy Rotter, Esq., CPA

David P. Matthews, Esq.

October 13, 2023

Response. The requested changes have been made, except that the first paragraphs under the sections titled “Comparison of Principal Investment Strategies” and “Comparison of Principal Risks of Investing in the Funds” continue to just refer the reader to corresponding discussions under the “Summary of Key Information” sections. The Trust believes that this approach provides a concise and appropriate mechanism to summarize the relevant disclosure for shareholders.

17.	Comment. Please supplementally describe: (i) how the Acquiring Fund will disclose a waiver of front-end sales loads for some, but not all Class A shareholders; and (ii) why a selective waiver of front-end sales charges is appropriate.

Response. The Trust intends to file a supplement to the Acquiring Fund’s prospectus that discloses that the Acquiring Fund will waive all front-end sales charges for legacy shareholders of the Target Fund that receive Acquiring Fund shares in the Reorganization. The Trust notes that it does not consider such waiver to be a “selective” waiver, but rather to be an elimination of a sales load to a disclosed class of investors as contemplated by Rule 22d-1 under the 1940 Act.

18.	Comment. In the “Additional Information About the Funds” section of the Proxy Statement/Prospectus, under the “Comparison of Performance Records” heading, please expand the discussion to address the reasons for the Target Fund’s outperformance as compared to the Acquiring Fund over the past 1, 5 and 10 years notwithstanding differences in expense ratios and portfolio duration.

Response. The requested change has been made.

19.	Comment. In the “Voting Information” section of the Proxy Statement/Prospectus, under the “Quorum Requirement and Adjournment” heading, please revise the disclosure to state that broker-non-votes will not be treated as votes present for purposes of quorum.

Response. The Trust respectfully declines to make the requested change. All proxies voted, including broker non-votes, will be counted toward establishing a quorum for the Target Fund. Because the proposal is expected to “affect substantially” a shareholder’s rights or privileges, a broker may not vote shares if the broker has not received instructions from beneficial owners or persons entitled to vote, even if the broker has discretionary voting power (i.e., the proposal is non-discretionary). Because the proposal is non-discretionary, the Target Fund does not expect to receive broker non-votes.

20.	Comment. Please supplementally explain how the differences in the Funds’ valuation policies and procedures result in only a $0.01 per share difference in the value of Acquiring Fund shares received by Target Fund shareholders, whereas the capitalization table in the “Other Matters” section of the Proxy Statement/Prospectus reflects, on a pro forma combined basis, a $0.03 per share difference in net asset value.

Mindy Rotter, Esq., CPA

David P. Matthews, Esq.

October 13, 2023

Response. The Trust notes that the $0.03 per share difference noted is the difference between the Target Fund’s net asset value per share as of August 18, 2023 and the Acquiring Fund’s net asset value per share as of that date. It does not represent the amount by which the Target Fund’s net asset value per share would be reduced as of that date as a result of differences in valuation policies.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Sincerely,

/s/ David W. Freese
David W. Freese

cc:	Michael Beattie, President, Bishop Street Funds